Exhibit 99.1

GW PHARMACEUTICALS PLC

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 31 March 2018 and 2017

		Three months ended	Three months ended	Three months ended
		31 March	31 March	31 March
	Notes	2018	2018	2017
		$000’s	£000’s	£000’s
Revenue	3	3,351	2,385	1,627
Cost of sales		(1,637)	(1,165)	(687)
Research and development expenditure		(46,057)	(32,782)	(27,157)
Sales, general and administrative expenses		(24,779)	(17,637)	(9,290)
Net foreign exchange loss		(20,533)	(14,615)	(3,988)
Operating loss		(89,655)	(63,814)	(39,495)
Interest expense		(327)	(233)	(153)
Interest and other income		1,862	1,325	313
Loss before tax		(88,120)	(62,722)	(39,335)
Tax benefit	4	80	57	4,968
Loss for the period		(88,040)	(62,665)	(34,367)

Loss per share – basic and diluted		(26.0c)	(18.5p)	(11.3p)
Loss per ADS – basic and diluted(1)		(312.0c)	(222.0p)	(135.6p)

Weighted average ordinary shares outstanding (in millions) – basic and diluted			338.2	303.7

All activities relate to continuing operations.

(1) Each ADS represents 12 ordinary shares

Condensed consolidated statement of comprehensive loss

For the three months ended 31 March 2018 and 2017

	Three months ended 31 March 2018 £000’s	Three months ended 31 March 2017 £000’s
Loss for the period	(62,665)	(34,367)
Items that may be reclassified subsequently to profit or loss
Exchange loss on retranslation of foreign operations	(753)	(177)
Other comprehensive loss for the period	(753)	(177)
Total comprehensive loss for the period	(63,418)	(34,544)

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GW Pharmaceuticals plc

Condensed consolidated income statement

Six months ended 31 March 2018 and 2017

		Six months ended	Six months ended	Six months ended
		31 March	31 March	31 March
	Notes	2018	2018	2017
		$000’s	£000’s	£000’s
Revenue	3	11,404	8,117	3,683
Cost of sales		(2,877)	(2,048)	(1,402)
Research and development expenditure		(88,594)	(63,058)	(52,071)
Sales, general and administrative expenses		(49,211)	(35,027)	(15,974)
Net foreign exchange (loss)/gain		(24,120)	(17,168)	7,827
Operating loss		(153,398)	(109,184)	(57,937)
Interest expense		(660)	(470)	(243)
Interest and other income		3,550	2,527	586
Loss before tax		(150,508)	(107,127)	(57,594)
Tax (expense)/benefit	4	(3,497)	(2,489)	7,631
Loss for the period		(154,005)	(109,616)	(49,963)

Loss per share – basic and diluted		(47.4c)	(33.7p)	(16.5p)
Loss per ADS – basic and diluted (1)		(568.8c)	(404.4p)	(198.0p)

Weighted average ordinary shares outstanding (in millions) – basic and diluted			325.0	303.2

All activities relate to continuing operations.

(1) Each ADS represents 12 ordinary shares

Condensed consolidated statement of comprehensive loss

For the six months ended 31 March 2018 and 2017

	Six months ended 31 March 2018 £000’s	Six months ended 31 March 2017 £000’s
Loss for the period	(109,616)	(49,963)
Items that may be reclassified subsequently to profit or loss
Exchange (loss)/gain on retranslation of foreign operations	(940)	241
Other comprehensive (loss)/gain for the period	(940)	241
Total comprehensive loss for the period	(110,556)	(49,722)

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GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Six months ended 31 March 2018 and 2017

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2016	302	556,477	19,538	(177,827)	398,490
Exercise of share options	2	88	-	-	90
Share-based payment transactions	-	-	-	4,768	4,768
Loss for the period	-	-	-	(49,963)	(49,963)
Deferred tax attributable to unrealized share option gains	-	-	-	595	595
Other comprehensive income	-	-	241	-	241
Balance at 31 March 2017	304	556,565	19,779	(222,427)	354,221

Balance at 1 October 2017	304	556,570	18,822	(297,521)	278,175
Exercise of share options	2	-	-	-	2
Issue of share capital	33	223,037	-	-	223,070
Expense of new equity issue	-	(926)	-	-	(926)
Share-based payment transactions	-	-	-	8,969	8,969
Loss for the period	-	-	-	(109,616)	(109,616)
Deferred tax attributable to unrealized share option gains	-	-	-	675	675
Other comprehensive loss	-	-	(940)	-	(940)
Balance at 31 March 2018	339	778,681	17,882	(397,493)	399,409

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GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 March 2018 and 30 September 2017

		As at 31 March	As at 31 March	As at 30 September
	Notes	2018	2018	2017
Non-current assets		$000’s	£000’s	£000’s
Intangible assets - goodwill		7,320	5,210	5,210
Other intangible assets		2,723	1,938	1,049
Property, plant and equipment		67,862	48,302	43,666
Deferred tax asset		9,899	7,046	6,282
		87,804	62,496	56,207
Current assets
Inventories	5	4,896	3,485	4,244
Taxation recoverable		30,105	21,428	20,072
Trade receivables and other current assets		19,450	13,844	11,217
Cash and cash equivalents		487,235	346,798	241,175
		541,686	385,555	276,708
Total assets		629,490	448,051	332,915
Current liabilities
Trade and other payables	6	(43,071)	(30,656)	(33,119)
Current tax liabilities		(3,333)	(2,372)	(838)
Obligations under finance leases		(296)	(211)	(205)
Deferred revenue		(1,145)	(815)	(2,307)
		(47,845)	(34,054)	(36,469)

Non-current liabilities
Trade and other payables	6	(11,744)	(8,359)	(9,256)
Obligations under finance leases		(6,530)	(4,648)	(4,755)
Deferred revenue		(2,221)	(1,581)	(4,260)
Total liabilities		(68,340)	(48,642)	(54,740)
Net assets		561,150	399,409	278,175

Equity
Share capital		476	339	304
Share premium account		1,094,010	778,681	556,570
Other reserves		25,123	17,882	18,822
Accumulated deficit		(558,459)	(397,493)	(297,521)

Total equity		561,150	399,409	278,175

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GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the six months ended 31 March 2018 and 2017

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2018	2018	2017
	$000’s	£000’s	£000’s
Loss for the period	(154,005)	(109,616)	(49,963)
Adjustments for:
Interest and other income	(3,550)	(2,527)	(586)
Interest expense	660	470	243
Tax expense/(benefit)	3,497	2,489	(7,631)
Depreciation of property, plant and equipment	4,350	3,096	2,310
Impairment of property, plant and equipment	-	-	95
Reversal of impairment of property, plant and equipment	-	-	(216)
Amortization of intangible assets	270	192	87
Net foreign exchange losses/(gains)	24,120	17,168	(7,827)
Increase in provision for inventories	5,292	3,767	47
Decrease in deferred signature fees	(4,159)	(2,960)	(823)
Share-based payment charge	12,601	8,969	4,768
Loss on disposal of property, plant and equipment	6	4	564
	(110,918)	(78,948)	(58,932)
Increase in inventories	(4,228)	(3,009)	(442)
Increase in trade receivables and other assets	(586)	(417)	(1,667)
Decrease in trade and other payables and deferred revenue	(5,165)	(3,676)	(4,108)
Research and development tax credits received	242	172	-
Income taxes paid	(1,710)	(1,217)	(828)
Net cash outflow from operating activities	(122,365)	(87,095)	(65,977)
Investing activities
Interest received	1,439	1,024	437
Purchases of property, plant and equipment	(15,034)	(10,701)	(8,995)
Purchases of intangible assets	(1,201)	(855)	(428)
Net cash outflow from investing activities	(14,796)	(10,532)	(8,986)
Financing activities
Proceeds on exercise of share options	1	1	90
Proceeds of new equity issue	313,403	223,070	-
Expenses of new equity issue	(1,203)	(856)	(134)
Interest paid	(660)	(470)	(462)
Repayments of fit out funding	(270)	(192)	(656)
Repayment of obligations under finance leases	(142)	(101)	(82)
Net cash inflow/(outflow) from financing activities	311,129	221,452	(1,244)
Effect of foreign exchange rate changes on cash and cash equivalents	(25,573)	(18,202)	8,100
Net increase/(decrease) in cash and cash equivalents	148,395	105,623	(68,107)
Cash and cash equivalents at beginning of the period	338,840	241,175	374,392
Cash and cash equivalents at end of the period	487,235	346,798	306,285

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2018

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and six-month periods ended 31 March 2018 and 31 March 2017 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 8 May 2018.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2017 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2017 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 March 2018, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and six months ended 31 March 2018 have been translated into U.S. dollars at the rate on 31 March 2018 of $1.40495 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 31 March 2018 the Group had cash and cash equivalents of £346.8 million. The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

2. Segmental Information

Operating Segments

In accordance with IFRS 8 – “Operating Segments”, the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the Group, has been identified as a sub-group of the Executive Leadership Team (ELT), consisting of those members charged with executive management of the Group’s business activities.

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2018

2. Segmental Information (continued)

Operating Segments

During the first quarter of financial year 2018, the Group’s research and collaboration agreement with Otsuka Pharmaceuticals was terminated by mutual agreement. As part of this process, the rights to develop and commercialize Sativex in the United States were returned to the Group. As a result of this, the recognition of certain advance payments and deferred signature fee income balances in the Income Statement was accelerated on the basis that no further obligations remain to be fulfilled by the Group. The Group’s CODM considered that, following this termination, the nature of the Group’s operations has changed such that a review of operating segments was performed. The results of this identified that reporting a single operating segment has become appropriate, and reflects the Group’s strategy of discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Accordingly, the information required under IFRS 8 “Operating Segments”, including the respective comparative information, has been presented for the single operating segment in Note 3 below.

The Group has licensing agreements for the commercialization of Sativex® with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel, Emerge Health Pty. Ltd. in Australasia and Malaysia and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Revenues include product sales, royalties, license, collaboration and technical access fees, and development and approval milestone fees.

3. Revenue

Revenues arising from the Group’s activities during the period were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2018	2017	2018	2017

	£000’s	£000’s	£000’s	£000’s
Product sales	2,015	1,165	3,690	2,637
Research and development fees	55	69	1,356	223
License, collaboration and technical access fees	204	393	2,960	823
Development milestones	111	-	111	-
	2,385	1,627	8,117	3,683

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2018

Revenues from the Group’s major customers are included within revenue as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
Customer A	53	138	3,905	363
Customer B	1,572	863	2,834	2,021
Customer C	471	380	933	776
Customer D	145	4	222	7

Geographical analysis of turnover by destination of customer:

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
UK	546	506	959	822
Europe (excluding UK)	1,571	983	2,834	2,319
United States	-	12	3,693	104
Canada	196	-	385	180
Asia	72	126	246	258
	2,385	1,627	8,117	3,683

4. Tax (expense)/benefit

	Three months ended	Three months ended	Six months ended	Six months ended
	31 March	31 March	31 March	31 March
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
Current period research and development tax credit	-	(4,827)	-	(7,221)
Adjustments in respect of prior year tax	-	(191)	-	(191)
Deferred tax expense/(benefit)	432	280	(1,072)	-
Reclassification of amounts previously recognized in equity	(206)	255	254	-
Current period tax (benefit)/expense	(283)	(485)	3,307	(219)
Total (benefit)/expense for the period	(57)	(4,968)	2,489	(7,631)

In the six months ended 31 March 2018, the Group recognized the impact of The Tax Cuts and Jobs Act (the Act), which was signed into law on 22 December 2017, and thus substantively enacted at this date.

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and six months ended 31 March 2018

With effect from 1 October 2017, the Group is also no longer able to qualify tax credits in respect of the Small and Medium sized enterprises (SME) R&D relief under the Finance Act 2000. The Group now qualifies for the Research and Development Expenditure Credit (RDEC), available to large enterprises in the UK. An above-the-line RDEC credit of £0.8 million has been recorded within Interest and Other Income for the three months ended 31 March 2018 and £1.5 million within Interest and Other Income for the six months ended 31 March 2018.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

5. Inventories

	31 March	30 September
	2018	2017
	£000’s	£000’s
Raw materials	323	199
Work in progress	2,753	3,379
Finished goods	409	666
	3,485	4,244

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

£000’s
Opening balance – as at 1 October 2016	118
Write-down of inventories to net realizable value	76
Write off of inventories included in the provision	(82)
Reversal of write-down of inventories	(27)
Closing balance as at 31 March 2017	85

Opening balance – as at 1 October 2017	41
Write-down of inventories to net realizable value	4,051
Write off of inventories included in the provision	(141)
Reversal of write-down of inventories	(2)
Closing balance as at 31 March 2018	3,949

During the current quarter, and after notification by the FDA of the Group’s successful submission of a New Drug Application, capitalization of Epidiolex-related plant material commenced. This inventory is subject to a full provision as at 31 March 2018 until the FDA approval process has made sufficient progress to indicate that there is clear evidence of an increase in the net realizable value and the provision can be reversed. We currently expect that the receipt of FDA regulatory approval will be a critical factor in that assessment.

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6. Trade and other payables

	31 March	30 September
	2018	2017
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	18,977	19,335
Trade payables	5,063	5,807
Clinical trial accruals	4,173	5,520
Other taxation and social security	2,013	2,032
Fit out funding	403	389
Onerous lease provision	27	36
	30,656	33,119
Amounts falling due after one year
Fit out funding	7,751	7,957
Other creditors and accruals	608	1,288
Onerous lease provision	-	11
	8,359	9,256

Fit out funding represents £8.2 million (30 September 2017: £8.3 million) owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated interest of £2.4 million (30 September 2017: £2.2 million), net of payments to date of £2.0 million (30 September 2017: £1.7 million). Repayments will continue over the remainder of the 15-year term.

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